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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Liberty Livewire Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    530709104
                                 (CUSIP Numbers)


                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                  June 9, 2000, June 10, 2000 and July 19, 2000
            (Dates of Events which Require Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /


            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 6
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CUSIP NO. 530709104 (Class A Common Stock of Liberty Livewire Corporation)

--------------------------------------------------------------------------------
                  NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       1
                  Liberty Media Corporation
                  84-1288730
--------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)  / /

                  (b)  /X/
--------------------------------------------------------------------------------
       3          SEC USE ONLY
--------------------------------------------------------------------------------
       4          SOURCE OF FUNDS 00
--------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)   / /
--------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                 31,316,677 (1).
   NUMBER OF         -----------------------------------------------------------
    SHARES              8        SHARED VOTING POWER
 BENEFICIALLY                    0
 OWNED BY EACH       -----------------------------------------------------------
  REPORTING             9        SOLE DISPOSITIVE POWER
   PERSON                        31,316,677 (1).
                     -----------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  31,316,677 (1)
--------------------------------------------------------------------------------
       12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES    / /
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  87.8% (1)
--------------------------------------------------------------------------------
                  TYPE OF REPORTING PERSON
       14
                  CO
--------------------------------------------------------------------------------

(1) Reporting Person owns 31,316,677 shares of the Issuer's Class B Common Stock (as defined herein) and no other shares of the capital stock of the Issuer. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock (as defined herein). The 31,316,677 shares of the Issuer's Class B Common Stock represents 100% of the outstanding shares of the Class B Common Stock, as of July 19, 2000; these shares also represent approximately 87.8% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock.


                                  Page 2 of 6
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

    LIBERTY LIVEWIRE CORPORATION (FORMERLY KNOWN AS THE TODD-AO CORPORATION)

ITEM 1.           SECURITY AND ISSUER.

            Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), is filing this Statement on Schedule 13D/A (this "Statement") with respect to shares (the "Shares") of the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Liberty Livewire Corporation (formerly known as The Todd-AO Corporation), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 900 N. Seward St., Hollywood, California 90038.

            This Statement is being filed by the Reporting Person solely for the purpose of correcting certain information reported in the Schedule 13D/A filed by the Reporting Person on July 26, 2000 (the "Third Schedule 13D"), which is incorporated herein by reference. All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Third Schedule 13D.

            On June 9, 2000, AT&T issued 5,433,256 shares of Class A Liberty Stock in order to acquire 6,519,907 shares of the Issuer's Class B Common Stock; AT&T then contributed such shares to the Reporting Person. As a result of this contribution, the Post-Merger Business Combination and the Soundelux Contribution, the Reporting Person owns a total of 31,316,677 shares of the Issuer's Class B Common Stock, which represents (i) 100% of the Issuer's currently outstanding shares of Class B Common Stock, (ii) approximately 87.8% of the Issuer's currently outstanding equity, as reported by the Issuer to the Reporting Person and (iii) approximately 98.6% of the voting power in the Issuer. The Reporting Person has sole power to vote these shares and the sole power to dispose or to direct the disposition of such shares.

            The First Schedule 13D was supplemented and amended by Second
Schedule 13D, which in turn was supplemented and amended by the Third Schedule 13D, which in turn is being supplemented and amended by this Amendment No. 4. The information provided in this Amendment No. 4 is only as of July 19, 2000, the date of the Soundelux Contribution. This Amendment No. 4 does not report any material additional information or substantive change in
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the information previously reported, other than (i) correcting the number of shares of Class A Liberty Stock that was issued in the Merger and (ii) correcting the number of shares of the Issuer's Class B Common Stock that was acquired in connection with the Transactions, which alters the total number of shares of the Issuer's Class B Common Stock that the Reporting Person owns as of July 19, 2000.


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

            Item 7 of this Schedule 13D/A hereby reads as follows:

EXHIBIT NO.    EXHIBIT

   7(a) Third Schedule 13D (incorporated herein by reference to the Reporting Person's Schedule 13D, filed with the Commission on July 26, 2000).
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2000.


                                               LIBERTY MEDIA CORPORATION



                                               By: /s/ Vivian J. Carr
                                                  -----------------------
                                                   Name:  Vivian J. Carr
                                                   Title: Vice President
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                                  EXHIBIT INDEX

      Exhibit No.       Exhibit

         7(a) Third Schedule 13D (incorporated herein by reference to the Reporting Person's Schedule 13D, filed with the Commission on July 26, 2000).